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                                                             Exhibit 99(a)(5)(A)




                                                                         SUMMONS

       IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

WILLIAM DECKARD,                            CIVIL ACTION NO. 18286-NC


                      Plaintiff                    SUMMONS

VS.

EDWARD E. LUCENTE, ALBERT A. BUTLER,
WILLIAM R. BOWLES, F. RIGDON CURRIE,
MICHAEL C. DOW, HIROSHI FUJII, ALLEN A. HANS,
RYUSHO KUTANI, ROBERT J. MATERNA,
YOSHISUKI TAKEKIDA, SHOEI YAMANA, MINOLTA
CO. LTD., MINOLTA INVESTMENTS COMPANY, and
MINOLTA-QMS INC.,

                     Defendants.

TO THE SPECIAL PROCESS SERVER

YOU ARE COMMANDED:

         To Summon the above named defendants so that, within 20 days after service hereof upon defendants, exclusive of the day of service, defendants shall serve upon

            NORMAN M. MONHAIT, ESQ.                , plaintiff's attorney
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whose address is  SUITE 1401, MELLON BANK CENTER, P.O. BOX 1070
                  ---------------------------------------------
an answer to complaint.

Wilmington,  DE  19899-1070

         To serve upon defendants a copy hereof and of the complaint.

TO THE ABOVE NAMED DEFENDANTS:

         In case of your failure, within 20 days after service hereof upon you, exclusive of the day of service , to serve on plaintiff's attorney named above an answer to the complaint, judgement by default will be rendered against you for the relief demanded in the complaint.

Dated September 7, 2000                                 /s/ Dianne M. Kewpski
      ------------------                                ----------------------
                                                        Register in Chancery

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                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

WILLIAM DECKARD,

                  Plaintiff

v.                                               C.A. No. 18286

EDWARD E. LUCENTE; ALBERT A. BUTLER;
WILLIAM R. BOWLES; F. RIGDON CURRIE;
MICHAEL C. DOW; HIROSHI FUJII; ALLEN A.
HANS; RYUSHO KUTANI; ROBERT J.
MATERNA; YOSHISUKI TAKEKIDA; SHOEI
YAMANA; MINOLTA CO. LTD.; MINOLTA
INVESTMENTS COMPANY and
MINOLTA-QMS INC.,

                 Defendants.

                                    COMPLAINT

      Plaintiff, William Deckard, by his attorneys, alleges upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:

                                   THE PARTIES

      1. Plaintiff William Deckard ("plaintiff") is the owner of common stock of Minolta- QMS, Inc. ("QMS" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

      2. Defendant QMS is a Delaware corporation with its principal executive offices located at One Magnum Pass, Mobile, Alabama. QMS designs, manufactures, markets and supports intelligent controllers which enhance the graphic capabilities and performance of computer printing and imaging systems. QMS is and at all times relevant hereto was listed and traded on the New York

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Stock Exchange.


      3. Defendant Edward B. Lucente ("Lucente") is and at all times relevant hereto has been President, Chief Executive Officer, and Chairman of QMS.

      4. Defendant Albert. A. butler ("Butler") is and at all times relevant hereto has been Senior Vice President, Chief Financial Officer, and a director of QMS.

      5. Defendant Hiroshi Fujii ("Fujii") is and at all times relevant hereto has been a director of QMS. Fujii is also a director of Minolta Co., Ltd. ("Minolta Co.").

      6. Defendant Ryusho Kutani ("Kutani") is and at all times relevant hereto has been a director of QMS. Kutani is also a director of Minolta Co.

      7. Defendant Yoshisuke Takekida ("Takekida") is and at all times relevant hereto has been a director of QMS. Takekida is also director of Imaging Information Products General Headquarters and Systems Development Center at Minolta Co.

      8. Defendant Shoi Yamana ("Yamana") is and at all times relevant hereto has been a director of QMS. Yamana has held various positions with Minolta Co. since 1990.

      9. Defendant Allen A. Hans ("Hans") is and at all times relevant hereto has been a director of QMS. Hans is also Vice President, General Counsel, and Secretary of Minolta Corporation, which is a wholly owned subsidiary of Minolta Co.

      10. Defendants F. Rigdon Currie, Michael C. Dow, William R. Bowles, and Robert J. Materna are and at all times relevant hereto have been directors of QMS.

      11. The defendants referred to in paragraphs 3 through 10 are collectively referred to herein as the "Individual Defendants."

      12. By reason of the above Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public

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stockholders of QMS, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

      13. Defendant Minolta Co. is the controlling shareholder of QMS, owning approximately 57% of QMS's outstanding common stock. By virtue of Minolta Co.'s position as the Company's majority shareholder, Minolta Co. is in a fiduciary relationship with plaintiff and the other public stockholders of QMS.

                        CLASS ACTION ALLEGATIONS

      14. Plaintiff brings this action on plaintiff's own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of plaintiff and holders of QMS common stock (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

      15. This action is properly maintainable as a class action.

      16. The Class is so numerous that joinder of all members is impracticable. As of August 31, 2000, there were approximately 13.3 million shares of QMS common stock outstanding.

      17. There are questions of law and fact which are common to the Class including, INTER ALIA, the following:

            (a)   whether the merger is grossly unfair to the Class;

            (b) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated; and

            (c) whether defendants have breached their fiduciary and other commn law duties owed by them to plaintiff and the other members of the Class.

      18. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other
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members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

      19. Plaintiff anticipates that there will be no difficulty in the management of this litigation.

      20. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

      21. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                            SUBSTANTITVE ALLEGATIONS

      22. On September 1, 2000, Minolta Co. announced that it had offered to purchase the 43% of QMS that it does not already own for approximately $5.25 per share in cash. The acquisition will be effected through a tender offer to be commenced shortly by Minolta Co.'s affiliate, defendant, Minolta Investments Company, a Delaware corporation. A second step merger will follow the tender offer.

      23. Minolta Co. has timed the proposal to freeze our QMS's public shareholders in order to capture for itself QMS's future potential without paying an adequate or fair price to the Company's public shareholders.


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      24. Minolta timed the announcement of the proposed buyout to place an artificial lid on the market price of QMS common stock so that the market would not reflect QMS's improving potential, thereby purporting to justify an unreasonably low price.

      25. Minolta Co. has access to internal financial information about QMS, its true value, expected increase in true value, and the benefits of 100% ownership of QMS to which plaintiff and the Class members are not privy. Minolta Co. is using such inside information to benefit itself and its affiliates in this proposed transaction, to the detriment of the QMS's public stockholders.

      26. Minolta Co. has clear and material conflicts of interests and is acting to better its own interests at the expense of QMS's public shareholders. Minolta Co. and its affiliates have voting control of the Company and control its proxy machinery. Minolta Co. has selected and/or controls a majority of QMS's directors, with the remaining QMS directors beholden to Minolta Co. for their offices and the valuable perquisites which they enjoy therefrom.

      27. Minolta Co., with the acquiescence of the directors of QMS, is engaging in self- dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, Minolta Co. and the Individual Defendants have breached and are breaching their fiduciary duties to the members of the Class.

      28. Unless the proposed buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

      29. Plaintiff and the Class have no adequate remedy at law.

      WHEREFORE, plaintiff prays for judgement and relief as follows:

      A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;


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      B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction;

      C. In the event the proposed buyout is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

      D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

      E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff's attorneys' and experts' fees;

      F. Granting such other and further relief as this Court may deem just and proper.


                                               ROSENTHAL, MONHAIT, GROSS
                                                  & GODDESS, P.A.

                                            By:
                                                ---------------------------
                                            Suite 1401, Mellon Bank Center
                                            P.O. Box 1070
                                            Wilmington, DE 19899
                                            (302) 656-4433
                                            Attorneys for the Plaintiff

Of Counsel:

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Gregory M. Castaldo
Three Bale Plaza East
Suite 400
Bale Cynwyd, PA 19004
(610) 667-7706

CAULEY & GELLER, LLP
One Boca Place
2255 Glades Road, Suite 421A
Boca Raton, FL 33431